EXHIBIT 99.1

Sono Motors and CHEREAU Sign Contract to Enter the Market for Solar-Powered Refrigerated Trailers

  Solar Technology to Provide Refrigerated Trailers With up to 9.8 kW Peak, Save Approx. 3,400 Liters of Fuel and Reduce Approx. 9 Tonnes of Local CO2-Emissions per Year per Vehicle
  Sono Motors and CHEREAU S.A.S. Announce Joint Production of a First Solar Trailer With 58.9 sqm of Solar Panels
  Trailer Will Premiere at IAA Transportation 2022 and Will Be Used to Evaluate the Technical and Economic Feasibility of Integrating a Customized Solar Solution for a High Volume Series Vehicle
  Refrigerated Trailer Market Expected to Grow Strongly Due to Increasing Demand for Medicine, Deep-frozen Products and Fast Food

MUNICH, Germany, June 01, 2022 (GLOBE NEWSWIRE) -- Sono Motors, the company that aims to revolutionize the future of solar-powered transport, is expanding its solar business by entering the growing refrigerated trailer market with its proprietary Sono Solar Technology, to further reduce global fossil fuel emissions. The company signed a purchase contract with The Reefer Group, an international leader in refrigerated bodies, extending the number of total partners of Sono Motors’ Solar business unit to more than 17 globally. As part of this collaboration, the companies will build a first trailer vehicle with the Reefer Group’s French subsidiary CHEREAU S.A.S. for extensive testing to further evaluate the technical and economic feasibility of integrating a customized solar solution for a high volume series vehicle. The solar integration will provide the trailer’s cooling unit with an additional 9.8 kW peak, offering possible fuel savings of approximately 3,400 liters (up to 8,475 under peak conditions) and providing the potential to reduce the local CO2 emissions by approximately 9 tonnes per year per vehicle compared to trailers with diesel-powered cooling units.1

“This partnership is a huge step for Sono Motors, since we open up a completely new industry for our highly flexible and proprietary Sono Solar technology. We offer a lightweight and adaptable platform that is ideal for refrigerated trailers and allows customers in the transportation industry to cut costs and emissions throughout their fleet. We are very pleased for the opportunity to collaborate with such a respected industry partner like CHEREAU and to be able to work with them towards creating a more sustainable future," says Laurin Hahn, co-founder and CEO of Sono Motors. "We look forward to all the opportunities that this partnership can create."

“The solar integration solutions provided by Sono Motors are the perfect fit for our trailers. We are pleased to be able to work with Sono Motors to create the future prototype that will be part of our demo fleet of sustainable reefer trailers. This is a big step towards making commercial mobility more sustainable and reducing emissions,” says Damien Destremau, CEO at The Reefer Group and CHEREAU.

Solar Trailer to Premiere at IAA Transportation 2022

Sono Motors will be equipping the roof and sides of an existing CHEREAU trailer with 54 solar modules using the VaPV (vehicle applied photovoltaic) process that was developed specifically for the use in cargo-box vehicles like the CHEREAU refrigerated semi-trailer. The high efficiency, automotive-grade solar modules cover an area of 58.9 sqm and will provide up to 9.8 kW peak of energy in total at peak performance. The solar power will be used to operate the cooling unit through charging the battery. This potentially results in approximately 3,400 liters of fuel savings and provides the potential to reduce the local CO2 emissions by approximately 9 tonnes per year per vehicle, compared to trailers with diesel powered cooling units. The solar trailers ‘CO2 backpack’, i.e., emissions caused in production, amounts to a one-off of approximately 6.5 tonnes of CO2 and could be offset after a short runtime of just less than one year. The planned premiere of the trailer at the IAA Transportation 2022 in Hanover will be followed by intensive tests during a several month-long field trial by a CHEREAU customer in France. Part of the testing process is validating the numbers for energy earnings and fuel savings that are based on internal calculations including weather and system efficiency assumptions.

Solar Technology Optimized for Series Integration

For high volume series production Sono Motors is developing its unique solar technology on refrigerated semi-trailers. According to the innovative technology, energy savings of up to 80% compared to diesel can be achieved.2

Great Market Potential for Solar Technology on Refrigerated Bodies

The market for refrigerated trailers is expected to grow strongly due to the rising demand for medicine, deep frozen goods and fast food. In addition, fuel costs are rising and price pressure is intensifying. Sono Motors is counteracting increasing fuel costs and CO2 emissions with its efficient solar technology.

Sono Solar — Sono Motors’ solar business unit — is a one-stop shop for solar integration in vehicles, with the mission to make every vehicle a solar vehicle. Its solar technology has been developed to enable seamless integration into various types of vehicles to reduce the impact of CO2 emissions and pave the way for climate-friendly mobility. Sono’s technology is suitable for integration into existing vehicles as well as production-ready development and integration into new vehicles during the production phase. Known for its polymer-based solar technology, Sono Motors is developing various technology solutions suitable for different vehicle architectures such as trucks, trailers, vans or buses.

Sono Motors has already signed more than 17 commercial contracts with companies such as MAN, easymile and the Münchner Verkehrsgesellschaft (Munich Transport Company — MVG). The Sono Solar complete solution includes a customized concept including solar modules, power electronics, telematics and data, mechanical and electrical integration as well as after-sales and service.

ABOUT SONO MOTORS

Sono Motors is on a pioneering mission to accelerate the revolution of mobility by making every vehicle solar. Its disruptive solar technology has been developed to enable seamless integration into all types of vehicles to reduce the impact of CO2 emissions and pave the way for climate-friendly mobility.

Sono Motors is developing the world’s first solar electric vehicle (SEV) for the masses, the Sion. Empowered by a strong community, Sono Motors has amassed more than 17,000 reservations with advance payments for the Sion. These vehicles will be produced through contract manufacturing.

Sono Motors' proprietary solar technology has been engineered to enable integration and licensing for a wide range of vehicle architectures that go far beyond the Sion, such as buses, trailers, trucks, camper vans, trains, and boats.

ABOUT CHEREAU

Specialized in the design and manufacture of refrigerated vehicles, CHEREAU is recognized by the whole profession for the high quality, the longevity and the first-rate performance of its products.

European specialist of refrigerated semi-trailers and carriers, CHEREAU stands out for its policy of continuous innovation and its custom-made, durable refrigerated bodies for trucks. They are at the service of the most demanding transporters and the products they are responsible for.

As the first European manufacturer specialized in heavy-duty refrigerated vehicles, CHEREAU meets all the needs of road transport companies: frozen food, pharmaceutical products, etc. and offers different types of vehicles (semi-trailers, rigids and other bodies).

In 2021 CHEREAU produced 3,600 vehicles, among them 3,000 trailers.

PRESS CONTACT

Christian Scheckenbach | Mobile: +49(0)176 18050132
E-Mail: press@sonomotors.com   | Website: www.sonomotors.com/press

Aurore Leroyer I Mobile : +33(0)66 5558078
E-mail : aurore.leroyer@chereau.com I Website : www.chereau.com

FORWARD-LOOKING STATEMENTS

This press release includes forward-looking statements. The words "expect", "anticipate", "intends", "plan", "estimate", "aim", "forecast", "project", "target", “will” and similar expressions (or their negative) identify certain of these forward-looking statements. These forward-looking statements are statements regarding the Company's intentions, beliefs, or current expectations. Forward-looking statements involve inherent known and unknown risks, uncertainties, and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance, or achievements of the Company to be materially different from those expressed or implied by such forward looking statements. These risks, uncertainties and assumptions include, but are not limited to (i) the impact of the global COVID-19 pandemic on the global economy, our industry and markets as well as our business, (ii) risks related to our limited operating history, the rollout of our business and the timing of expected business milestones including our ability to complete the engineering of our vehicles and start of production on time and budget and risks related to future results of operation, (iii) risks related to our unproven ability to develop and produce vehicles and with expected or advertised specifications including range, and risks relating to required funding, (iv) risks related to our ability to monetize our solar technology, (v) risks relating to the uncertainty of the projected financial information with respect to our business including the conversion of reservations into binding orders, (vi) effects of competition and the pace and depth of electric vehicle adoption generally and our vehicles in particular on our future business and (vii) changes in regulatory requirements, governmental incentives and fuel and energy prices. For additional information concerning some of the risks, uncertainties and assumptions that could affect our forward-looking statements, please refer to factors discussed under the caption “Risk Factors” in our final prospectus under Rule 424(b) filed with the U.S. Securities and Exchange Commission (“SEC”) on November 18, 2021 in connection with our initial public offering as such factors may be updated from time to time in our other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov and on our website at ir.sonomotors.com. Many of these risks and uncertainties relate to factors that are beyond the Company's ability to control or estimate precisely, such as the actions of regulators and other factors. Readers should therefore not place undue reliance on these statements, particularly not in connection with any contract or investment decision. Except as required by law, the company assumes no obligation to update any such forward-looking statements.

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1 Based on internal calculations, including weather and system efficiency assumptions.
2 Based on internal calculations, including weather and system efficiency assumptions.

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/d8a02780-b1f1-4de0-9d88-29c3042f387c